UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 28, 2023

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis upgrades mid-term sales growth guidance, showcases its differentiated innovative medicines strategy and robust pipeline at R&D Day

Ad hoc announcement pursuant to Art. 53 LR

•	‘Pure-play’ innovative medicines strategy focused on four therapeutic areas and five technology platforms, which offer potential for consistent growth

•	Mid-term sales guidance upgrade to 5% CAGR (2022-27), with core operating income margin of ~40%+ by 2027, driven by continued strong momentum of key growth drivers

•	Confidence to grow mid-single digit longer-term based on the foundational strength of de-risked existing brands and pipeline assets

•	Focused strategy and financial discipline has delivered robust sales, core operating income and free cash flow growth

•	Industry-leading performance across priority ESG ratings and remain committed to creating value through focusing on material ESG factors

Basel, November 28, 2023 — Novartis executives are meeting investors and analysts today at an event in London, U.K., to showcase the company’s ‘pure play’ innovative medicines strategy and focused Research and Development pipeline.

“Novartis has now completed its transformation into a ‘pure-play’ innovative medicines company, delivering robust increases in core margin and free cash flow, while also continuing strong operational performance. We remain committed to executing our focused strategy, and creating significant shareholder value in the short-, mid-, and long-term as illustrated by our upgraded mid-term sales guidance to 5% CAGR and ~40%+ core operating income margin.”, said Vas Narasimhan M.D., CEO of Novartis. “ Our pipeline is focused on delivering high value assets across our four core therapeutic areas and fully realizing the potential of our advanced technology platforms, which could unlock future substantial growth.”

Novartis today outlines progress made in delivering its pure-play strategy, focused on four core therapeutic areas (Cardiovascular-Renal-Metabolic, Immunology, Neuroscience, Oncology), two plus three technology platforms (Chemistry, Biotherapeutics, xRNA, Radioligand, Gene & Cell Therapy) in four priority geographies (US, China, Germany, Japan).

Strengthening R&D pipeline, improving productivity

The company continues to make significant progress in improving the performance of R&D through active prioritization of the pipeline to focus on high-value assets, and driving operational excellence within the organization. This has enabled increased resourcing for priority projects and strengthening functional capabilities.

Across Biomedical Research and Development, resources have been streamlined to maximize focus and enhance competencies. The strong, streamlined portfolio now comprises 103 projects1 including 46 NMEs, with up to 15 key submissions for regulatory approval expected in the 2024-2027 timeframe, each targeted to address major unmet needs and with significant sales potential.

Four core Therapeutic Areas; advanced technology platforms*

Oncology disease areas include breast, prostate and lung cancer as well as CML, NHL, MM, AML, MDS, PNH, ITP, wAIHA.

-	Submissions planned by 2027 include Kisqali for HR+/HER2- breast cancer, in the adjuvant setting, Pluvicto for mCRPC in both the pre-taxane setting and for mHSPC, and Scemblix in first line CML, as well as iptacopan for PNH.
-	Radioligand therapy in solid tumors offers patients better efficacy with lower side effects.

Cardiovascular, Renal and Metabolic (CRM) disease areas include heart failure & hypertension, atherosclerosis, rare renal diseases and acute kidney injury.

-	Submissions planned by 2027 include iptacopan, atrasentan and zigakibart for treatment of IgAN, iptacopan for the treatment of C3G, pelacarsen to lower Lp(a) for CV risk reduction and Leqvio for pediatric hyperlipidemia.
-	siRNA offers improved adherence while maintaining efficacy in cardiovascular diseases.

Immunology disease areas include psoriasis, psoriatic arthritis, spondylitis / spondylarthritis, HS, CSU, CINDU, Sjögren’s, SLE, LN and food allergy.

-	Submissions planned by 2027 include multiple filings to extend Cosentyx indications, remibrutinib for CSU and CINDU and ianalumab for Sjögren’s syndrome.
-	CAR-T offers potential in SLE, Sjögren’s, severe rheumatoid arthritis.

Neuroscience disease areas include multiple sclerosis, neurodegeneration (Alzheimer’s and Parkinson’s) and neuromuscular disease (building on Spinal Muscular Atrophy, including ALS).

-	Submissions planned by 2027 include an intrathecal formulation for Zolgensma and remibrutinib for multiple sclerosis.
-	Technologies delivering nucleic assets to the brain have shown promising data.

1 Ph1 to approval, excl. Global Health.

* for abbreviations, see below.

The R&D Day will be webcast at 14:30 CET and can be watched here: R&D Day 2023.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “planned,” “could,” “expected,” “anticipated,” “committed,” “pipeline,” “commitment,” “guidance,” “focused,” “confidence,” “to grow,” “remain,” “continuing,” “continue,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for the investigational or approved products described in this press release; or regarding potential future revenues from such products; or regarding our transformation into a pure-play innovative medicines company focused on four therapeutic areas and five technology platforms; or regarding our mid-term sales guidance; or regarding potential future, pending or announced transactions; or regarding our approximate estimated peak sales, sales potential and other financial information; or regarding our commitment to operational excellence; or regarding our expanding use of our technology platforms across core therapeutic areas;

or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this presentation will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future, or that any estimated peak sales or other estimated financial figures referenced will be reached. In particular, our expectations regarding such products could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this presentation as of this date and does not undertake any obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

Abbreviations

LDL-C; CVRR-Lp(a) - Cardiovascular risk reduction - Lp(a); C3G - Complement 3 Glomerulopathy; IgAN - IgA Nephropathy; HS - Hidradenitis suppurativa; CSU - Chronic Spontaneous Urticaria; CINDU - Chronic Inducible Urticaria; SMA IT - Spinal Muscular Atrophy - Intrathecal; MS - Multiple sclerosis; HR+/HER2- BC - Hormone receptor positive/ human epidermal growth factor receptor 2 positive breast cancer; mCRPC - Metastatic Castration-Resistant Prostate Cancer; mHSPC - Metastatic Hormone-Sensitive Prostate Cancer; NSCLC - Non-Small Cell Lung Cancer Treatment; PNH - Paroxysmal nocturnal hemoglobinuria; CML - Chronic myelogenous leukemia; HR-MDS - Higher-Risk Myelodysplastic Syndromes; NHL – Non-Hodgkins’ Lymphoma; MM – multiple myeloma; MDS – myelodysplatic syndrome; ITP – immune thrombocytopenia; wAIHA -Warm antibody hemolytic anemia; CINDU - Chronic inducible urticaria; SLE – systemic lupus erythematosus; LN- lupus nephritis

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Novartis Media Relations
E-mail: media.relations@novartis.com

Central		North America
Richard Jarvis	+41 79 584 2326	Julie Masow	+1 862 579 8456
Anja von Treskow	+41 79 392 9697	Michael Meo	+1 862 274 5414
Anna Schäfers	+41 79 801 7267	Marlena Abdinoor	+1 617 335 9525

Switzerland
Satoshi Sugimoto	+41 79 619 2035

Novartis Investor Relations
Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 79 44	Sloan Simpson	+1 862 345 4440
Nicole Zinsli-Somm	+41 61 324 38 09	Parag Mahanti	+1 973 876 4912
Isabella Zinck	+41 61 324 71 88	Jonathan Graham	+1 201 602 9921
Imke Kappes	+41 61 324 82 69
Zain Iqbal	+41 61 324 03 90

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 28, 2023	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting